Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Home Federal Savings Bank Employees’

 Savings and Profit Sharing Plan:

We consent to the incorporation by reference in the Registration Statement (No. 33-88228) on Form S-8 of HMN Financial, Inc. of our report dated June 20, 2014, with respect to the statements of net assets available for benefits of the Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan.

/s/ KPMG LLP

Minneapolis, Minnesota

June 20, 2014